Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau”) by salesforce.com, inc. (“salesforce”).

Excerpt from Tableau Employees Frequently Asked Questions

RESTRICTED STOCK UNITS (RSUS)

Any Tableau restricted stock units (RSUs) that are unvested as of the closing date would convert into Salesforce RSUs equal to the product obtained by multiplying (x) the number of Tableau unvested RSUs by (y) 1.103 (the Exchange Ratio), with any fractional shares rounded to the nearest whole share.

Example:

	Tableau RSUs	Exchange Ratio	Salesforce RSUs
Unvested RSUs	100	x 1.103	110

The outstanding and unvested RSUs are otherwise be subject to the same terms and conditions applicable to the corresponding RSU, including vesting terms.

Note: this same conversion process would apply to any shares of Tableau common stock that you currently own, whether acquired by an RSU vest, ESPP purchase or otherwise, except that fractional shares will be cashed out instead of rounded to the nearest whole share.

STOCK OPTIONS

Tableau stock options were mainly issued to employees prior to Tableau becoming a public company in May 2013 (so this does not apply to a majority of employees). Any Tableau stock options that are outstanding and unexercised (whether vested or unvested) on the closing date would convert to a number of Salesforce stock options equal to the product obtained by multiplying (x) the number of Tableau shares outstanding under the stock option by (y) 1.103 (the Exchange Ratio),with any fractional shares rounded down to the nearest whole share. The exercise price for the Salesforce stock option would be equal to the per share exercise price of the converted Tableau stock option divided by 1.103 (the Exchange Ratio), rounded up to the nearest whole cent.

Example:

	Tableau Stock Options	Exchange Ratio	Salesforce Stock Options
Outstanding options	500	x 1.103	551
Exercise Price	$8.00	/ 1.103	$7.26

The outstanding stock options are otherwise be subject to the same terms and conditions applicable to the corresponding Tableau stock option, including vesting and expiration terms. If you have stock options and have additional questions – you can contact our Stock Team at stock@tableau.com.

If you terminate employment prior to the closing date but still hold options for any reason as of the closing, your options will not convert into Salesforce stock options and you will receive a communication prior to closing describing how your options will be treated.

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

If you are currently enrolled in Tableau’s ESPP, contributions will continue to be collected. The ESPP purchase date is currently scheduled to occur on November 30. As provided in the Agreement of Merger, if the closing date occurs prior to November 30, 2019, that purchase date will be accelerated to a date prior to the closing date. Of course, if you choose to withdraw your funds prior to the ESPP purchase date, all funds collected will be returned to you in the payroll period following your withdrawal. Post-closing, the Tableau ESPP would terminate.

More information will follow at a later date regarding any update on the purchase date for Tableau’s ESPP as well as any information regarding Salesforce’s ESPP and its enrollment process.

TABLEAU’S TRADING POLICY

Trading Windows

We are currently in our usual blackout period, as we move forward to finish up the second quarter.

Our trading policy provides that the next trading window would open at the start of the 3rd full trading day following the date of public disclosure of the financial results for the second quarter. If the closing date occurs prior to such public disclosure, we would then operate under the Salesforce trading policy and trading window.

More information will follow at a later date regarding Salesforce’s trading policy.

Trading in Other Public Company Stock

At Adam’s initial all-hands update, there was a question raised about buying stock in other public companies, including Salesforce. Our trading policy does not prevent you from trading in any other public company stock, so long as you are not in possession of material, non-public information about that company or otherwise considered an insider of that company. It is each individual employee’s responsibility to ensure they are not in possession of material, non-public information about a company prior to placing a trade.

As noted above, as more information becomes available, we will update these FAQs. If you have specific questions that that are stock related, you can direct to our Stock team at stock@tableau.com

Additional Information and Where to Find It: The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements: This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Executives Social Media Posts

The following tweet by Adam Selipsky, chief executive officer, was made available in connection with the transaction on June 12, 2019.

Really enjoyed my conversation with @toddbishop about why joining forces with @salesforce will be beneficial for Seattle, our employees, and our customers. Read more in @geekwire: https://www.geekwire.com/2019/inside-salesforce-hq2-tableau-ceo-says-rapid-growth-will-continue-seattle-15-7b-deal/ Key Info: http://tabsoft.co/2XAwweM

Adam Sellpsky Really enjoyed my conversation with @toddbishop about why joining forces with @salesforce will be beneficial for Seattle, our employees, and our customers. Read more in @geekwire: https://www.geekwire.com/2019/inside-salesforce-hq2-tableau-ceo-says-rapid-growth-will-continue-seattle-15-7b-deal/  Key Info: http://tabsoft.co/2XAwweM 1 6

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.